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Exhibit 2

URBAN IMPROVEMENT FUND LIMITED-1973
January 14, 2004
MEMO FROM:	INTERFINANCIAL REAL ESTATE MANAGEMENT COMPANY GENERAL PARTNER

Dear Limited Partner:

        You may have recently received a tender offer dated January 6, 2004 from Everest Properties II, LLC ("Everest") to purchase 1,180 units in Urban Improvement Fund Limited-1973 (the "Partnership") at the purchase price of $650 per unit (less cash distributions made after the offer date, January 6, 2004). Everest is not affiliated with Interfinancial Real Estate Management Company ("IREMCO"), the General Partner of the Partnership.

        1.     IREMCO, as the General Partner, is remaining neutral with respect to the offer from Everest, because the net price offered by Everest of approximately $560 per unit (see below) is in the range of the prices of $500 to $600 per unit that have been paid for units in the past twelve months.

        2.     Because of anticipated distributions from the Partnership in early 2004, you will not receive net proceeds of $650 per unit under the terms of the Everest offer. The Everest offer price is $650 per unit, less cash distributions made by the Partnership after January 6, 2004. The Partnership is now processing a distribution to the limited partners resulting from the sale in December 2003 of the property owned by Rap Up II B Associates. That distribution is expected to be approximately $58 per unit. The Partnership has also just received the proceeds of the buyout of the Partnership's investment in The Mills at Cortez Hill. The Partnership intends to make a distribution to the limited partners to cover their expected tax liability resulting from that transaction. That distribution is expected to be approximately $32 per unit. The total of both distributions will be approximately $90 per unit, to be distributed in the next 30 to 60 days. Under the terms of the Everest offer, their offer price of $650 per unit will be reduced by the amount of those distributions, to approximately $560 per unit.

        3.     Other purchasers may be available to purchase your units, with equal or greater net proceeds payable to you. We are aware of other parties that from time to time purchase partnership interests in partnerships such as the Partnership, and would be pleased to provide more information to those limited partners who are interested in selling their units in the Partnership. For that information or other questions you may have, please contact John Taylor directly at 206-628-8018 or you may call using the General Partner's toll free number of 800-398-6399. You can also write to the General Partner at:

      Interfinancial Real Estate Management Company
      1201 Third Avenue, Suite 5400
      Seattle, WA 98101
      Attn: John Taylor

        We hope this is helpful in your decision regarding sale of your interests in the Partnership.

International Real Estate Investment Management Company
General Partner

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  Exhibit 2